UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

 As previously disclosed on a Form 6-K by Brenmiller Energy Ltd., or the Company, on July 25, 2025 the Company entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants. On July 28, 2025, an initial closing, or the PFW Closing, took place for a subscription amount of $1.2 million whereby the Company issued (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share, or the Pre-Funded Warrants, and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share, or the Ordinary Warrants.

On August 11, 2025, the Company and Alpha entered into an amendment to the SPA, or the Amendment, and agreed, among other things, to amend the aggregate subscription amount of the Pre-Funded Warrants and Ordinary Warrants in connection with the PFW Closing to $1,395,790.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, or the Report, and is incorporated herein by reference.

Safe Harbor Statement

This Report contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when discussing subsequent closings under the terms of the SPA up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
10.1	Amendment Number 1 to the Securities Purchase Agreement, dated as of August 11, 2025, between the Company and the purchaser named on the signature page thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 11, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer